John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

September 21, 2011

Via Edgar and Federal Express

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Attention:	Maryse Mills-Apenteng
Matthew Crispino

Re:	Zynga Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on August 11, 2011
File No. 333-175298

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated September 2, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 1, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on July 18, 2011 and Amendment No. 2 to the Registration Statement on Form S-1, filed on August 11, 2011. We are also electronically transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 2 to the Registration Statement on Form S-1, filed on August 11, 2011.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

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U.S. Securities and Exchange Commission

September 21, 2011

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Inside Front Cover Graphic

1.	We note your response to prior comment 4. Presentation of only your revenue in the graphic provides an incomplete picture of your financial condition and, if retained, should be balanced by also disclosing, for example, costs and net income for the applicable periods. Please revise accordingly.

In response to the Staff’s comment, the Company has removed the presentation of revenue from the inside front cover graphic.

Prospectus Summary, page 1

2.	We note that your disclosures in this section and in MD&A continue to state that you pioneered online social games. Consistent with your response to prior comment 10, please revise your disclosures to clarify you are one of the companies that pioneered online social games.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 73 of the Amendment.

3.	We note your response to prior comment 13. However, it is still unclear what standard you used in determining that “Words with Friends” and “Hanging with Friends” were the top two games in the word category in the Apple App Store for iPhone as of June 30, 2011. Please disclose if these rankings were based on the number of downloads from the Apple App Store or some other standard. Similarly, please disclose the standard used in determining that Empires & Allies was the “second most popular game on Facebook less than a month after launch.”

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment to disclose that the rankings were based on the number of downloads from the Apple App Store in the word category as of June 30, 2011 and that Empires & Allies became the second most popular game on Facebook less than a month after launch based on MAUs according to information published by AppData. The Company supplementally advises the Staff that the calculation of MAUs is based on the aggregate number of users in the preceding 30 days even though the game was available for less than 30 days.

Risk Factors

“A significant majority of our game traffic is hosted...,” page 16

4.

Your revisions in response to prior comment 17 discuss only the termination provisions of your agreement with AWS. Please revise to indicate, consistent with your response, that the agreement relates to computing and storage capacity and to describe the services rendered and any material provisions such as the rights and obligations of the

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U.S. Securities and Exchange Commission

September 21, 2011

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parties under the agreement. In addition, please quantify in more specific terms what portion of your game traffic is hosted by AWS.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amendment to reflect that the agreement relates to the provision of computing and storage capacity for the Company, and to disclose additional rights and obligations of the parties under the agreement. The Company respectfully advises the Staff that the revised disclosure now includes a description of all terms of the AWS agreement that the Company believes to be material. The Company supplementally advises the Staff that it expects the portion of its game traffic that is hosted by AWS to continue to decline, and to the extent this disclosure is contained in future periodic filings, the Company undertakes to update its disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

5.	We note your response to prior comment 27 and continue to believe that the number of paying players and the average amount each spends is important information to the users of your financial statements since this will be a critical component of your future growth. Revise your disclosures to quantify the number and percentage of paying players and average spending per player for each period presented with an analysis of any trends or uncertainties. Merely noting paying players are historically less than 5% of the Company’s players does not appear to be as informative as would period to period amounts and trend analysis. In addition, a discussion of the international player proportions to total players and historical trends in numbers and spending amounts would also appear to be important information to the users of your financial statement. We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has reviewed its proposed disclosure and the provisions of Section III.B. of SEC Release 33-8350 (the “Release”). The Release states that MD&A should provide readers “a view of the company through the eyes of management” and that companies should consider whether disclosure “of all key variables that management uses to manage the business would be material and therefore required.”

Management believes that bookings, DAUs and Average Bookings Per User (“ABPU”) are key metrics for understanding trends in the Company’s growth. DAUs are the number of users who play the Company’s games on a daily basis and, therefore, represent the most highly-engaged players. ABPU measures the extent to which the Company monetizes all of its players through sales of virtual goods and advertising within its games, and is a leading indicator of average revenue per player. Taken together, the Company believes that investors can use these metrics to understand the significant trends and changes in its financial performance.

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U.S. Securities and Exchange Commission

September 21, 2011

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Accordingly, the Company has revised the disclosure throughout the Amendment to incorporate information on ABPU to supplement the Company’s discussion of bookings and DAUs. ABPU is defined as the Company’s total bookings in a given period, divided by the number of days in that period, and divided by the average of the DAUs for each day during the period. The Company believes that this metric serves as a key indicator of the success of the Company’s efforts to increase the purchase of virtual goods and increase sales of advertising. The Company monitors on a regular basis changes in ABPU, bookings and DAUs. These metrics provide investors with insight into how the Company manages its business as the ABPU metric includes bookings from both the sale of virtual goods and advertising and includes all players allowing the Company to appropriately value its entire player base.

With respect to the Staff’s request that the Company quantify the percentage of paying players, total number of paying players and average spending per paying player, as discussed in the prior response to Comment 27, the Company respectfully notes that it does not use these metrics to manage its business for a number of reasons. First, the Company’s free-to-play approach, versus a pay-to-play approach, is designed to attract a larger audience thereby enabling a higher degree of social interaction and a better game experience for all players. The Company’s games are not designed to maximize the number of paying players, but rather to attract the largest number of players. The Company believes its business is driven by growing its overall player base rather than the number of paying players or the percentage of paying players. Second, paying players, unlike DAUs, are not representative of the whole set of players that can be monetized by sales of advertising. Third, the Company does not receive, or have the contractual right to receive in all cases, data on the number of paying players from all its game platforms, including but not limited to the Apple App store. As a result of the foregoing, the Company respectfully submits that disclosure of ABPU, together with the discussion of bookings and DAUs, is the most relevant measure of the Company’s historical results and future growth prospects and provides investors with the key variables used by management to manage the Company’s business.

In response to the Staff’s comment, the Company has included disclosure on page 53 of the Amendment discussing trends with respect to international revenue. The Company supplementally advises the Staff that it has only recently begun receiving reliable internal data concerning the IP address and thus location of its players on some of its platforms, and as a result, the Company’s ability to provide a quantitative analysis of international trends is limited.

6.

We note your revised disclosures in response to prior comment 28. As previously requested, revise your disclosures to discuss any significant trends or uncertainties in the two or three games that generate substantially all of your revenues. Based on your disclosures under “Our Strategy” on page 5 and “We rely on a small percentage...” on page 15, you disclose that integral to your continued success that the launch of new games further engages your existing players and attracts new players. Quantitative disclosures and analysis with respect to the individual games seems to be important and material information to the users of your financial statements since you generate

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U.S. Securities and Exchange Commission

September 21, 2011

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substantially all of your revenues from only a small number of games. We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 56 and 57 of the Amendment. The Company has also provided an analysis on page 48 of the Amendment of the impact of a cohort of games on the Company’s bookings over the reporting periods.

How We Generate Revenue, page 48

7.	On page 49, you disclose that revenue growth will depend largely on your ability to retain existing players, attract new players, and convert non-paying players and increase revenue per player. This dependence for revenue growth on these materially important factors and metrics of your performance and prospective growth is noted throughout the filing. We note your response to prior comment 29 and continue to believe that you should revise your disclosures to provide a transparent discussion and analysis to investors of the quantitative and qualitative changes in these metrics (ability to retain existing players, attract new players, convert-paying players and increase revenues per player) for each period presented. We refer you to Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to state that revenue growth is largely dependent on its ability to increase the total number of players, as measured by DAUs, and more effectively monetize its player base through the sale of virtual goods and advertising, as measured by ABPU. The Company believes these are the key factors that affect revenue growth and management measures and tracks this data internally period to period. As noted in response to Comment 5 above, the Company has also included disclosure throughout the Amendment regarding ABPU, which reflects the Company’s success at monetizing its player base. With the addition of ABPU, the Company now provides quantitative and qualitative disclosures on total existing players (DAUs, MAUs, MUUs), net new players (the change in DAUs, MAUs and MUUs for each period) and ABPU, which is a leading indicator for revenue per player.

Key Metrics, page 49

8.

We note your response to prior comment 30. Revise your disclosures to describe any known trends or uncertainties that have had, or are expected to have, a material impact on your revenues or income from continuing operations, such as the change in the business relationship with Facebook and the launch of CityVille in December 2010. Regarding the Facebook change, you disclose that as a result of their communication channel change the number of players on Facebook declined and bookings and revenue growth rates declined throughout 2010 and the three months ended March 31, 2011. These declines were due partially to the change and due to your adoption of Facebook Credits as the primary payment method on Facebook. Including the CityVille December 2010 launch, please tell us why you have not quantified, on a disaggregated basis, the

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impact of each of the communication channel change, Facebook Credits adoption and CityVille launch on your results and financial position. In addition, you should disclose the impact of any event that will cause a material change in the relationship between costs and revenues (such as known future changes in costs of sales or price changes). To the extent possible, you should quantify their material effects. See Item 303(a)(3)(ii) of Regulation S-K. Please revise or tell us why revision is not necessary.

In response to the Staff’s comment, the Company has added disclosure on page 45 of the Amendment to estimate the impact on bookings if the Company had been subject to Facebook Credits beginning January 1, 2009. Since the Company has sufficient data regarding bookings by social networking platform, the Company is able to estimate the impact on bookings as if the Company had adopted Facebook Credits in prior periods.

The Company also added disclosure on pages 53, 56 and 57 of the Amendment to quantify the amount of the revenue increases contributed by the top three games driving the growth in the periods being compared, including where applicable CityVille.

The Company respectfully advises the Staff that, prior to the adoption of Facebook Credits, bookings generated on the Facebook platform were from many different payment processors and advertisers. The Company received bookings data on a game-by-game basis from all payment processors which was necessary to properly record revenue. The Company did not always receive bookings data that combined game level information and the social networking platforms on which those games were played, which would be necessary if the Company were to calculate revenue on a social network platform basis. As a result, the Company respectfully submits that it cannot quantify the amount of revenue in any particular period generated specifically on the Facebook platform.

The Company has also added disclosure on page 54 of the Amendment to quantify the impact of its adoption of Facebook Credits on its Cost of Revenue. The Company respectfully advises the Staff that it does not have a basis for quantifying the impact of the communication channel changes, but advises the Staff that it believes that all social game developers were impacted by these changes. For example, the Company supplementally advises the Staff that, according information published by AppData, the total social game ecosystem DAU was approximately 140 million as of March 31, 2010, at the commencement of the communication channel changes, and decreased to approximately 108 million and approximately 123 million as of June 30, 2010 and September 30, 2010, respectively.

Factors Affecting Our Performance, page 50

9.

We note your response to prior comment 31 and continue to believe that you should revise your disclosures to quantify the amount of revenues generated through the Facebook platform for each period presented. This appears to be important and material information to the users of your financial statements since you generate substantially all of your revenue and players through the Facebook platform and expect

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to continue to do so in the foreseeable future. We refer you to Section III.B of SEC Release 33-8350.

The Company respectfully directs the Staff to its response to comment 8.

Results of Operations, page 53

10.	We note your revised disclosures in response to prior comment 33. There still appear to be several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For example, you disclose on page 53 that your online game revenues increased in the three months ended March 31, 2011 compared with the three months ended March 31, 2010 as a result of an increase in bookings each quarter subsequent to March 31, 2010 driven by increases in the volume of payment transactions as a result of new game content and the launch of several successful new games, including CityVille, FrontierVille and Treasure Isle in 2010. Your disclosures further indicate that the increase in online game revenue in the three months ended March 31, 2011 was negatively impacted by the adoption of Facebook Credits as your primary in-game payment method beginning in the third quarter of 2010. As another example, your disclosures on page 56 do not quantify the increase in international revenues for each period presented attributable to additional localized content, more international payment methods and more demand for your games internationally. Revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33- 8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 through 57 of the Amendment. The Company directs the Staff to its response to comment 8 with respect to the effect of the adoption of Facebook Credits.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 53, 56 and 57 of the Amendment to quantify the amount of the revenue increases contributed by the top three games driving the growth in the periods being compared, including where applicable CityVille and FrontierVille.

The Company supplementally advises the Staff that with respect to the impact of additional localized content on international revenue, the Company does not have the ability to separately track revenue generated from each language utilized in a game. The same virtual good can exist in multiple languages of the same game (or game instance), yet the Company does not differentiate or separately track bookings generated from each translation of its games.

The Company supplementally advises the Staff with respect to the impact of additional international payment methods on international revenue, that although the Company is able to quantify the revenue generated from new payment methods, it is not possible to assess if players may have paid through other payment options if the Company had not launched the new payment methods.

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September 21, 2011

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The Company supplementally advises the Staff with respect to demand for its games internationally that it has only recently begun receiving reliable internal data concerning the IP address and thus location of its players on some of its platforms, and as a result, the Company’s ability to provide a quantitative analysis of international trends is limited.

Nonetheless, the Company considers additional localized content, additional payment methods and demand for its games internationally to be relevant qualitative factors for investors to consider as it believes they are factors that contributed to incremental revenue.

11.	We note your response to prior comment 36. Please revise your disclosures to disclose the extent to which increases or decreases in your online games and advertising revenues were attributable to changes in prices and/or volume. In this respect, you do not appear to discuss the impact of changes in price on your online games and advertising revenues. In addition, revise your disclosures to clarify the impact that volume had on your advertising revenues for each period presented. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has amended the disclosure on pages 53, 56, 60 and 61 of the Amendment to include DAU and ABPU trends during the period as further discussed in the Company’s response to comment 5. The key factor driving advertising revenue was increased advertising volume, as disclosed on pages 53, 54, 56 and 57 of the Amendment.

Provision for income taxes, page 55

12.

We note your response to prior comment 38 regarding the disproportionate relationships among domestic and foreign pre-tax income, tax rates and revenues. Revise your disclosures to further explain how your 2010 income tax provision was impacted by “income taxes at foreign rates.” Your revised disclosures should also clarify that you began forming non-U.S. operating companies in 2010 and accordingly, revenue from non-U.S. players prior to mid-year 2010 was earned by the U.S. parent company resulting in virtually no foreign profit before tax. In addition, revise your disclosures to explain that the new foreign entities created in 2010 were essentially start-up companies generating losses in 2010, and the tax impact of these losses being generated in tax jurisdictions with lower statutory tax rates than the U.S. resulted in an increase in your effective tax rate. The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that your disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Also consider addressing the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international

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September 21, 2011

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components of income before income taxes. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comments, the Company has revised the disclosures on pages 56, 59 and F-24 of the Amendment. The Company respectfully advises the Staff that the foreign effective income tax rates can be derived based on the information provided within Footnote 7, Income Taxes, as both the total foreign expense and non-U.S. income before income taxes are disclosed.

The Company also supplementally advises the Staff that prior to 2010, income tax planning had no material impact on its results of operations or financial position. In 2011 and in future periods, until the Company fully implements its international tax structure, the Company expects to have a higher percentage of income before taxes in the U.S. than the percentage of revenue recorded in the U.S. Once implementation is complete, the percentage of income before taxes in the U.S. will more closely follow the percentage of revenue recorded in the U.S.

Due to the uncertainties around the Company’s future stock price and the expected magnitude of post-IPO stock-based compensation expense, and the impact of the implementation of its international structure, the Company cannot at this time accurately predict its future effective tax rate, other than to disclose that is expected to be lower than the U.S. statutory rate, as disclosed on page 59 of the Amendment.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 68

13.	We note your response to prior comment 42. Please be advised that we may have further comments once your registration statement is updated to include the proposed IPO price.

The Company acknowledges the Staff’s comment.

14.	We note your revised disclosures in response to prior comment 44. Tell us whether you performed a probability weighted analysis prior to the March 2011 valuation date. Revise your disclosures to quantify the weighted average cost of capital used in performing a discounted cash flow analysis at each respective valuation date. Disclose the factors you considered in determining your selection of the closest comparable companies. Explain how your consideration of the closest comparable companies impacted your analysis at each respective valuation date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 through 72 of the Amendment. The Company did not perform a probability-weighted analysis prior to the March 2011 valuation, as the Company’s exit strategy was not yet defined.

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15.	We note that the fair value of your common stock and Series Z preferred stock increased significantly between the January 2011 and March 2011 valuation dates. Given the magnitude of this increase, we believe that you should revise your disclosures to provide a more robust discussion of the reasons for the change in fair value. In addition, you should consider quantifying each factor, as this would allow readers to more fully understand the rational for the significant increase in fair value. For instance, revise your disclosures to quantify the portion of the increase attributable to improvements in your financial or operating performance and improving market conditions as well as the impact of changes in the probability weighted analysis and the weighted average cost of capital.

In response to the Staff’s comment, the Company has revised the disclosures on pages 71 and 72 of the Amendment. The Company supplementally advises the Staff that its January 12, 2011 valuation did not use a probability-weighted expected return method (“PWERM”) to derive the value of the Company’s common stock and Series Z preferred stock but, as disclosed, relied on the existence of arms-length transactions with unrelated parties. As a result, the Company respectfully advises the Staff that it cannot accurately compare each factor in this earlier valuation with those used in the March 10, 2011 valuation where the PWERM was used for the first time.

Additionally, the PWERM used in the March 10, 2011 valuation report took into consideration the per share price of $14.03 paid by the new Series C investors in February 2011 to derive the final indication of valuation that the Company used to value its common stock and Series Z preferred stock at this time. Therefore, the Company believes that the existence of the more recent arms-length transactions with five new investors in February 2011 that are disclosed on page 71 of the Amendment is the most important factor in explaining to prospective investors why the Company’s common stock and Series Z preferred stock value increased to $13.96 in the March 10, 2011 valuation. As a result, the Company is unable is quantify the portion of the increase attributable to improvements in its financial and operating performance and improving market conditions, other than to qualitatively state that such improvements had an impact on the price investors were willing to pay for the Series C preferred stock.

Business

Advertising, page 85

16.	We note your response to prior comment 45 and the revised disclosure on page 85. It appears that you commissioned the survey conducted by Interpret LLC regarding your Café World promotion. Please identify Interpret LLC as an expert and file a consent from this firm as an exhibit to the registration statement or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

The Company has removed the disclosure on page 86 of the Amendment regarding the survey conducted by Interpret LLC and, therefore, respectfully submits that no identification as an expert or consent is required.

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Board of Directors, page 96

17.	Mr. Gordon’s business description indicates that he is a co-founder of Electronic Arts, Inc. In your response letter, please provide support for this claim, including a description of Mr. Gordon’s role in founding the company.

In response to the Staff’s comment, the Company supplementally advises the Staff that the final prospectus, dated September 20, 1989, to the Registration Statement on Form S-1 (Filing No. 33-30346) filed in connection with the initial public offering of Electronic Arts states on page 31 thereof that “Mr. Gordon is one of the Company’s founders.” The Company is supplementally providing you with a copy of the filing for your convenience.

Loan to Officer, page 128

18.	We note your response to prior comment 52. Please provide us with your analysis as to why Mr. Verdu does not qualify as an “executive officer” of Zynga for the purposes of Section 13(k). Refer to Rule 3b-7 under the Exchange Act.

In response to the Staff’s comment, the Company supplementally advises the Staff that, although Mr. Verdu previously served as an executive officer of the Company in charge of game development, he did not qualify as an “executive officer (or equivalent thereof)” of the Company for the purposes of Section 13(k) of the Securities Exchange Act of 1934, as amended, at the time of the filing of the Registration Statement. Mr. Verdu was not at such time, and is not, the Company’s president, vice president in charge of a principal business unit, division or function or other officer who performed a policy making function. John Schappert was hired in May 2011 as the Company’s Chief Operating Officer and Mr. Verdu, as Chief Creative Officer, coordinates a portion of the Company’s game development, along with other officers that are also not “executive officers,” under the direction and supervision of Mr. Schappert. Since the hiring of Mr. Schappert, Mr. Verdu does not report directly to the Company’s Chief Executive Officer, Mr. Pincus, and does not possess the requisite role and does not perform the policy making functions required to be deemed an “executive officer” under Rule 3b-7 of the Exchange Act. Mr. Schappert, and in some cases with other executive officers, including Mr. Pincus, performs significant policy making functions with respect to the Company’s game development. Accordingly, the Company respectfully submits to the Staff that Mr. Verdu’s loans are not prohibited under Section 13(k) of the Exchange Act.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

19.	We note your response to prior comment 56. Please be advised that we may have further comments once your financial statements are updated to include the three class structure.

The Company acknowledges the Staff’s comment.

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Consolidated Statements of Operations, page F-4

20.	We note your response to prior comment 57. Please be advised that we may have further comments once your basic and diluted earnings per share amounts are updated to include the three class structure.

The Company acknowledges the Staff’s comment.

Notes to the Consolidated Financial Statements

Revenue Recognition, page F-12

21.	We note from your response to prior comment 58 that the distinction between consumable and durable virtual goods is that consumable virtual goods are eliminated from the player’s game board after a specific point in time, and the durable virtual goods remain in the game for as long as the player continues to play. Explain why you believe there are no continuing performance obligations after the point in time at which the consumable virtual goods have been utilized. Cite the specific accounting guidance that you relied upon in making this determination. Explain whether the consumable virtual goods provide value to the player over an extended period of time by allowing the player to advance or accelerate their progress and enhance their game environment. In addition, tell us the amount of revenues attributable to durable and consumable virtual goods for each period presented.

Under the Company’s terms of service, players receive a limited license right to use the virtual goods that are displayed on a player’s game board. As such, to determine the proper accounting for revenue generated from the sale of virtual goods, the Company considered ASC 985-605-55-121 through 55-125 (formerly EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software On Another Entity’s Hardware), and determined that, because game players do not have the right or ability to take possession of the game software themselves, SEC Staff Accounting Bulletin Topic 13, Revenue Recognition (SAB Topic 13) is the applicable accounting guidance for the accounting for the sale of the limited license rights to the Company’s virtual goods. In accordance with SAB Topic 13, the Company recognizes revenue when persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable, collection is reasonably assured and delivery has occurred or services have been rendered.

The Company recognizes revenue over the period that the virtual good is made available to the user (the “delivery obligation period”). The delivery obligation period varies depending on the category of virtual good involved. Consumable virtual goods can be consumed by a specific action such as using virtual fuel for a virtual vehicle. Once the user consumes the virtual good (i.e., uses the fuel to power the virtual vehicle), the delivery criterion for that virtual good is met. As a result, revenue is recognized for consumable virtual goods when the goods have been consumed (i.e., are no longer available) by the player as the delivery obligation period for that good has ended, and

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there are no further implicit or explicit performance obligations related to the purchase of that virtual good.

The treatment of the time period that the virtual good is available in the game to the game player as the “delivery obligation period” is a key principle in an item based revenue model (IBRM) approach. Further, the Company believes the use of the IBRM approach is an accepted practice in its industry. For example, the Company respectfully submits to the Staff that there are several public registrants in the game industry, including Changyou.com, Giant Interactive and Glu Mobile, that have disclosed their use of a model that includes recognizing revenue related to consumable goods upon consumption, while recognizing revenue related to durable virtual goods over the estimated life of the durable virtual goods.

The Company supplementally advises the Staff that consumable virtual goods accounted for 40% of online game revenue in the six months ended June 30, 2011 compared to 32% in the six months ended June 30, 2011 and 0%, 15% and 37% of online game revenue in 2008, 2009 and 2010.

22.	In view of the short-term life of the consumable versus durable goods, explain the basis for combining the two under your weighted average computation. To the extent you can disaggregate the two, provide us with the computations of weighted-average life separately for the reported periods.

In response to the Staff’s comment, the Company advises the Staff that it believes disclosing the approximate delivery obligation period for consumables (generally within a month) and the combined weighted-average life for consumable and durable virtual goods provides investors with information necessary to understand the Company’s results of operations. The Company believes these disclosures are particularly important to understanding the results from operations between 2009 and 2010. For substantially all of 2009, the Company did not have sufficient data to separately track consumable virtual goods. Once that information became available in late 2009 and 2010, the Company was able to recognize revenue related to consumable virtual goods upon consumption rather than over the estimated life of the durable virtual goods. This one-time event (the transition of the Company’s ability to recognize consumable goods revenue upon consumption for all of its games) created an anomaly in the comparison of the weighted-average lives of all virtual goods between 2009 and 2010 from 18 to 13 months, respectively. It also had a significant impact on the comparison of the Company’s 2009 and 2010 operating results. Consumable virtual goods accounted for 15% and 37% of the Company’s Online Game revenue in 2009 and 2010, respectively.

Had the Company not been able to track consumable virtual goods separately and experienced a similar weighted-average life for all virtual goods in 2010 as it did in 2009, the Company would have recognized approximately $125.0 million less in revenue in 2010. Subsequent to this transition, the Company has not experienced significant changes in the weighted-average life of its durable virtual goods. When the Company has had changes that have had a material impact on its operating results, the Company

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has disclosed that impact, an example being the $27.3 million increase in revenue during the six months ended June 30, 2011 due to a change in the Company’s estimated life of durable virtual goods. The Company continues to believe the disclosure of the approximate delivery obligation period for consumables, the weighted-average lives for all virtual goods and any material changes in estimates recorded to revenue as a result of significant changes to lives of durable goods provides investors a sufficient understanding of its operating results.

As a result of the above, the Company has revised the disclosure on page 56 of the Amendment.

23.	Disclose your assumptions and calculations supporting the statements that when data became available to account for consumable virtual goods separately from durable virtual goods beginning October 1, 2009, revenues increased by $124.6 million in 2010 compared to 2009. Further explain and disclose how this impacted the estimated weighted-average life of virtual goods included in new bookings during 2009 to be 18 months compared to 13 months during 2010.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Amendment.

24.	We note your response to prior comment 59. Revise your disclosures to explain how you determine that an advertisement has been delivered to the customer and the price is fixed and determinable for branded virtual goods and sponsorships, engagement advertisements and offers, and mobile advertisements.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-13 and F-14 of the Amendment.

25.	Please clarify your response to prior comment 62. In this respect, explain how you apply the best estimate of selling price to the various advertising campaigns and allocate consideration to each based on the relative selling price.

In response to the Staff’s comment, the Company supplementally advises the Staff that the total revenue recognized from all such campaigns is less than 1% of the revenue recognized for each of the year ended December 31, 2010 and in the six months ended June 30, 2011.

Once the best estimate of selling price has been determined for each campaign, the Company allocates the total arrangement consideration to the various components using the relative selling price method described in ASC 605-25, Revenue Recognition – Multiple Element Arrangements. For example, an arrangement with total fees of $100 includes campaign A and campaign B, where the estimated selling prices for campaign A and campaign B are $75 and $50, respectively, or $125 in the aggregate. As a result, the arrangement includes a $25 ($125-$100) or 20% ($25/$125) discount. The Company

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would allocate $60 to campaign A (calculated as $75 * 20% discount) and $40 to campaign B (calculated as $50 * 20% discount).

Restatement of Unaudited Consolidated Financial Statements, page F-17

26.	We note from your disclosures that you restated your unaudited consolidated financial statements as of March 31, 2011 and the three months then ended to reflect a correction of your accounting policy to properly apply changes in your estimated average playing period for two of your games. Please explain in greater detail your disclosures that indicate prior to the restatement in the three months ended March 31, 2011, you applied your then most current estimate of the average playing period for paying players to the current period sales but did not adjust the ending balance of deferred revenue for the revised estimated playing periods for the related sales from prior periods. As part of your response, explain why this correction only affected two of your games.

The Company respectfully advises the Staff that it believes that when the Company updates its estimated average playing period of paying players each quarter for its games, this represents a change in estimate that should be accounted for in accordance with ASC 250, Accounting Changes. Accordingly, the Company believes the remaining amortization period for deferred revenue generated from sales in prior periods should be updated to reflect the change in its estimate of the average playing period of paying players. Prior to the Company’s restatement of its financial statements for the first quarter of 2011, the Company had not adjusted the remaining amortization period for existing deferred revenue when it had changes in its estimate of the average playing period of paying players for any historical periods. The Company conducted a comprehensive review of all of its historical estimates for each game and determined that this revised policy had no material impact on any period prior to the first quarter of 2011. Two of the Company’s games were materially impacted in the first quarter of 2011 as its updated estimated average playing period of paying players for these games was significantly different than prior estimates which required an adjustment to revenue and deferred revenue.

Note 6. Goodwill and Other Intangible Assets, page F-23

27.	Your revised disclosures in response to prior comment 64 still do not appear to show the changes in goodwill that occurred during the year ended December 31, 2010. Revise your disclosures to present the changes in the carrying value of goodwill for each period in which a statement of financial position is presented. We refer you to ASC 350-20-50-1.

In response to the Staff’s comment and as required by ASC 350-20-50-1, the Company has revised the disclosure on page F-22 of the Amendment to present the changes in the carrying value of goodwill for 2010. The Company respectfully advises the Staff that, from inception through 2009, the Company did not have any business combinations, and, accordingly, there was no activity in goodwill to disclose for that period.

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Note 8. Stockholders’ Equity, page F-26

28.	We note your revised disclosures in response to prior comment 65. Please update your disclosures to discuss the pertinent rights and privileges associated with your three class structure upon the approval and filing of your amended certificate of incorporation with the State of Delaware. We refer you to ASC 505-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amendment.

Stock-Based Compensation, page F-29

29.	Your response to prior comment 71 indicates that you believe the qualifying liquidity condition was not probable of occurring as of December 31, 2010 and March 31, 2011. Explain why you believe it is appropriate to analogize to the guidance ASC 805-20-55-50 and 51 for determining whether it is probable that certain awards will vest upon an initial public offering or a change in control. Cite the specific accounting guidance that you relied upon in making this determination.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company believes that the achievement of a liquidity event, specifically a change in control or an initial public offering, is not solely within the Company’s control. For example, the Company cannot control whether a buyer will consummate a change in control transaction or whether a market for the Company’s shares will exist upon the proposed effectiveness of an initial public offering.

ASC 718 does not provide specific guidance to assist in determining the probability of achieving an event that is outside of a company’s control. The Company has applied a long-standing practice of recognizing cost for compensation arrangements, including share-based payments containing performance conditions, which vest upon a change in control, the consummation of a business combination or other events outside a company’s control when the actual triggering event occurs.

This long-standing practice is based on an analogy to EITF 96-5 “Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in anticipation of a Business Combination,” in which the Task Force reached a consensus that the liability for contractual termination benefits and the curtailment losses under employee benefit plans that will be triggered by the consummation of the business combination should be recognized when the business combination is consummated. The Task Force concluded that the obligating event triggering the contractual termination benefits was the consummation of the business combination. Accordingly, recognition of compensation cost should be deferred until consummation of the transaction, even when it became likely that the business combination would be consummated.

The Company believes that the completion of an initial public offering is more like the consummation of a business combination than the achievement of other performance

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conditions, such as earnings targets, that can be measured over a specified vesting period. The Company understands that it also has been a long-standing practice to apply the guidance of EITF 96-5 to other types of liquidity events, including initial public offerings, as these transactions are also not fully under the Company’s control.

As the guidance in EITF 96-5 has been codified in ASC 805-20-55-50 and 51, the Company believes it is appropriate to analogize to the guidance in ASC 805-20-55-50 and 51 in determining when to recognize compensation cost for its ZSU awards that vest upon the occurrence of an initial public offering or a change in control.

The Company respectfully notes the following excerpt from Ernst & Young LLP’s guidance for share-based payments: “Historically, compensation cost related to performance options that only vest on consummation of a business combination was recognized when the business combination was consummated. Accordingly, recognition of compensation cost was deferred until consummation of the transaction, even when it became likely that the business combination would be consummated. This position is based on the principle established in the business combinations literature in ASC 805-20-55-50 through 55-51. We believe a similar approach should be applied under ASC 718 and also should be applied to other types of liquidity events, including initial public offerings.”

The Company understands that this guidance is consistent with the guidance provided for share based payments by the other Big Four accounting firms.

Note 9. Net Income (Loss) Per Share of Class A and Class B Common Stock

Unaudited Pro Forma Net Income Per Share for Class A and Class B Common Stock, page F-34

30.	We note your response to prior comment 72. Please be advised that that we may have further comment once you have updated your pro forma disclosures to include the three class structure.

The Company acknowledges the Staff’s comment.

31.	We note from your disclosures that you plan to use net proceeds from the offering to repurchase ZSU’s and satisfy certain related tax withholding obligations. Tell us your consideration of including pro forma per share data giving effect to the number of shares whose proceeds will be used to repurchase ZSU’s and satisfy certain related tax withholding obligations. We refer you to SAB Topic 1.B.3.

In response to the Staff’s comment and in consideration of SAB Topic 1.B.3, to satisfy federal, state and local withholding tax requirements that employees incur upon the vesting of ZSUs in association with a liquidity event, the Company plans to withhold a number of shares with a value equal to the minimum withholding tax obligation for each ZSU grant upon its vesting. The Company’s 2007 Equity Incentive Plan and each

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individual share agreement allow for the Company, at its discretion, to net settle ZSUs on the vesting dates to satisfy minimum statutory requirements. The actual number of shares issued to ZSU holders will only be those shares in excess of the shares withheld to satisfy minimum withholding tax obligations.

32.	Your disclosures indicate that your pro forma earnings per share amounts give effect to the vesting of your ZSU’s following the satisfaction of the liquidity event criteria. Please explain how the recognition of any related compensation expense is reflected in your calculation of pro forma earnings per share amounts.

In response to the Staff’s comment, the Company makes reference to Rule 11-02(b)(5) of Regulation S-X which states that “The pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.” Accordingly, the Company has revised the disclosure in the Amendment to include additional language to denote the fact that the Company has not included compensation expense related to the vesting of ZSUs following the satisfaction of the liquidity event criteria.

In regards to ongoing compensation related to ZSUs, the intent of this pro forma presentation is to demonstrate the effects of changes in capitalization as addressed in the Division of Corporate Finance Financial Reporting Manual paragraphs 3420 and 3430. With regards to ongoing compensation, the Company does disclose the following in its MD&A and within the footnotes on page F-31 of the Amendment: “unamortized deferred stock compensation relating to ZSUs amounted to $247.7 million and $775.1 million (unaudited) as of December 31, 2010 and June 30, 2011, respectively. Further…. If the vesting condition related to the qualifying liquidity event had occurred on December 31, 2010, we would have recorded $81.8 million of stock compensation expense on that date related to ZSUs. If the vesting condition related to the qualifying liquidity event had occurred on June 30, 2011, we would have recorded $253.0 million (unaudited) of stock compensation expense on that date related to ZSUs.”

Note 12. Geographical Information, page F-36

33.	We note your response to prior comment 74. Tell us what consideration you gave to providing disaggregated bookings information for your online games since your CODM reviews this information to make resource allocations decisions and assess performance. We refer you to ASC 280-10-50.

For the reasons noted in the Company’s segment disclosure on pages F-12 and F-13 of the Amendment, and as further highlighted in the Company’s previous response to comment 74, the Company continues to believe that it operates in only one segment.

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ASC 280-10-50-1 states an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

The Company respectfully submits to the Staff that the criteria noted in paragraph (b) and (c) of ASC 280-10-50-1 are not met. While the Company’s CODM reviews disaggregated bookings information for its online games, this factor does not lead to a segment disclosure requirement. Furthermore, the CODM does not review operating results at other than a consolidated level. Additionally, bookings information by itself has limitations and is only one factor used in assessing performance or making resource decisions.

Note 13. Subsequent Events, page F-38

34.	We note your response to prior comment 75. Please be advised that we may have further comment once you have updated your disclosures to include the three class structure upon approval and filing the certificate of incorporation with the State of Delaware.

The Company acknowledges the Staff’s comment.

Note 14. Events Subsequent To Date Of Independent Registered Public Accounting Firm’s Report (unaudited), page F-38

35.	We note that you executed a revolving credit agreement with certain lenders to borrow up to $1.0 billion in revolving loans. Please revise your disclosures to discuss the amount and terms of the unused commitments. We refer you to Rule 5-02 of Regulation S-X.

In response to the Staff’s comment and as required by Rule 5-02 of Regulation S-X, the Company has revised the disclosure on pages 64 and F-39 of the Amendment to reflect the amounts of unused commitments under the facility. The Company respectfully advises the Staff that no terms apply to the unused commitments other than the loan service fees already disclosed on F-39 of the Amendment.

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Exhibit Index

36.	We note your response to prior comment 78. Please be advised that that we may have further comment once you submit your exhibits for review.

The Company acknowledges the Staff’s comment and will submit its exhibits for review by the Staff as early as practicable.

*     *    *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

Sincerely,

Cooley LLP

/s/ John T. McKenna

John T. McKenna

cc:	David M. Wehner, Zynga Inc.

Reginald D. Davis, Zynga Inc.

Karyn R. Smith, Zynga Inc.

Devang S. Shah, Zynga Inc.

Chrystal N. Menard, Zynga Inc.

Eric C. Jensen, Cooley LLP

Kenneth L. Guernsey, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP

Brian C. Erb, Ropes & Gray LLP

Pat Hyek, Ernst & Young, LLP

Remco Bartman, Ernst & Young, LLP

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